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                          July 15, 2022

       Dane C. Andreeff
       Chief Executive Officer
       HELIUS MEDICAL TECHNOLOGIES, INC.
       642 Newtown Yardley Road, Suite 100
       Newtown, PA 18940

                                                        Re: HELIUS MEDICAL
TECHNOLOGIES, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed July 13, 2022
                                                            File No. 333-266107

       Dear Mr. Andreeff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Emily Johns, Esq.